UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Feb 2, 2011

R&I Affirms BBB-, Positive: Bank Bradesco

Rating and Investment Information, Inc. (R&I) has announced the following:

ISSUER:	Bank Bradesco
Issuer Rating

R&I RATING:           BBB- (Affirmed)
RATING OUTLOOK: Positive

RATIONALE:

     Bank Bradesco is Brazil's second largest private bank by assets. Banking operations generate 71% of net income, with insurance services accounting for the remaining 29%. With a strong market presence, Bank Bradesco enjoys a solid business base within Brazil. Its risk resilience and other indicators basically satisfy the requirements for the BBB rating category. Because its revenues and earnings sources are limited to Brazil, however, the Brazil's Foreign Currency Issuer Rating serve as a ceiling for the bank's Issuer Rating. With no major changes from the standpoint of creditworthiness observed, R&I has affirmed the Issuer Rating at BBB- and maintained the Positive Rating Outlook.
     In banking operations, Bank Bradesco handles products and services such as deposit-taking, loans, credit cards, leasing, capital markets services, investment banking, international banking operations, asset management and consortium services. Within Brazil the bank has a 12.5% share of total loans at the end of September 2010, which is comparable to Itau Unibanco S.A., the largest private bank in Brazil. The bank boasts a broad customer base ranging from large corporations to high-net-worth individuals, and no bias towards any specific industry is evident. Although credit costs are high, margins are wide and the ability to absorb credit costs is sizable. Because of its prudent policy on loan-loss reserves, the ratio of loan-loss reserves to loans overdue more than 90 days exceeds 190%.
     In insurance operations, Bank Bradesco offers a lineup of most major insurance products, including life, personal injury, medical, automobile and property and casualty insurance, through its subsidiary Bradesco Seguros. Thanks partly to strength in cross-selling with banking operations, the bank maintains the highest share in the domestic market for combined premium income, pension plans and savings bonds under management. The criteria for setting the insurance policy provision are conservative. By maintaining a profitability-oriented stance, Bank Bradesco has kept its combined ratio for claims and expenses at the healthy 85% level.
     Commissions operations are steadily expanding as well. The efficiency ratio is on an uptrend, but is still at a low level. On the back of an economic recovery, credit costs have started to fall, allowing the bank to keep its earning capacity at high levels. The risk resilience basically satisfies the requirements for the BBB rating category. The bank enjoys relatively stable funding sources centering on individual deposits. Since lending is expected to grow in the future, R&I will pay close attention to whether the bank will be able to increase capital to the level commensurate with lending growth and ensure stable funding sources.

     The primary rating methodologies applied to this rating are provided at "Basic Methodologies for R&I's Credit Rating", "Shared Rating Approach for Financial Institutions, etc." and "Depository Financial Institutions". The methodologies are available at the web site listed below, together with other rating methodologies that are taken into consideration when assigning the rating.
     http://www.r-i.co.jp/eng/cfp/about/methodology/index.html

Rating and Investment Information, Inc. Nihonbashi 1-chome Bldg., 1-4-1, Nihonbashi, Chuo-ku, Tokyo 103-0027, Japan
Investors Service Division TEL.03-3276-3511 FAX.03-3276-3413 http://www.r-i.co.jp
Credit ratings are R&I's opinions on an issuer's general capacity to fulfill its financial obligations and the certainty of the fulfillment of its individual obligations as promised (creditworthiness) and are not statements of fact. Further, R&I does not state its opinions about any risks other than credit risk, give advice regarding investment decisions or financial matters, or endorse the merits of any investment. R&I does not undertake any independent verification of the accuracy or other aspects of the related information when issuing a credit rating and makes no related representations or warranties. R&I is not liable in any way for any damage arising in relation to credit ratings (including amendment or withdrawal thereof). As a general rule, R&I issues a credit rating for a fee paid by the issuer. For details, please refer to http://www.r-i.co.jp/eng/policy/policy.html.
©Rating and Investment Information, Inc.

R&I RATINGS:
ISSUER:	Bank Bradesco
ISSUER RATING:	BBB- (Affirmed)
RATING OUTLOOK:	Positive

Rating and Investment Information, Inc. Nihonbashi 1-chome Bldg., 1-4-1, Nihonbashi, Chuo-ku, Tokyo 103-0027, Japan
Investors Service Division TEL.03-3276-3511 FAX.03-3276-3413 http://www.r-i.co.jp
Credit ratings are R&I's opinions on an issuer's general capacity to fulfill its financial obligations and the certainty of the fulfillment of its individual obligations as promised (creditworthiness) and are not statements of fact. Further, R&I does not state its opinions about any risks other than credit risk, give advice regarding investment decisions or financial matters, or endorse the merits of any investment. R&I does not undertake any independent verification of the accuracy or other aspects of the related information when issuing a credit rating and makes no related representations or warranties. R&I is not liable in any way for any damage arising in relation to credit ratings (including amendment or withdrawal thereof). As a general rule, R&I issues a credit rating for a fee paid by the issuer. For details, please refer to http://www.r-i.co.jp/eng/policy/policy.html.
©Rating and Investment Information, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 04, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.